UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Feihe International, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

31429Y103

(CUSIP Number)

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200

With a copy to:

Michael Gisser

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON:
Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
87,972
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
87,972
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44% (2)
14.	TYPE OF REPORTING PERSON
HC, CO

(1) Morgan Stanley may be deemed to be part of a “group” (as discussed in Item 5 of the Schedule 13D) with Mr. You-Bin Leng who beneficially owns 8,981,358 shares of Common Stock (as reported by Mr. You-Bin Leng as of October 5, 2012 in Amendment No. 2 to his Schedule 13D, filed October 5, 2012). As discussed in Item 5 of the Schedule 13D, Morgan Stanley expressly disclaims beneficial ownership of any shares of Common Stock owned by Mr. You-Bin Leng.

(2) Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2012).

2

INTRODUCTORY NOTE

This Amendment No. 1 amends and supplements the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2012 by Morgan Stanley (“MS”) (the “Schedule 13D”) with respect to Feihe International, Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

Platinum Infant Formula Holding Limited, a Cayman Islands company indirectly wholly owned by MSPEA and Mr. Leng (“Parent”), has entered into a commitment letter, dated as of  December 3, 2012 (the “Debt Commitment Letter”), with Wing Lung Bank Limited (“Wing Lung”) and Cathay United Bank (“Cathay”). Under the terms and subject to the conditions of the Debt Commitment Letter, (a) Wing Lung and Cathay will provide, in equal portions, a secured term loan of US$50,000,000 to Parent to fund a portion of the offer price of the acquisition of the Publicly Held Shares and to pay fees and expenses related to the financing and the merger and (b) Wing Lung will provide Heilongjiang Feihe Dairy Co., Limited, a subsidiary of the Company, an onshore term loan facility in an amount of RMB15,000,000 for the purpose of either the acquisition of fixed assets or general working capital. A copy of the Debt Commitment Letter is filed as Exhibit 7.03 and incorporated herein by reference in its entirety.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

The description of the Debt Commitment Letter under Item 3 is incorporated herein by reference in its entirety. A copy of the Debt Commitment Letter is filed as Exhibit 7.03 and incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.03:	Debt Commitment Letter by and among Platinum Infant Formula Holding Limited, Wing Lung Bank Limited and Cathay United Bank, dated as of December 3, 2012.

3

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012

Morgan Stanley

By:	/s/ Christina Huffman
Name:	Christina Huffman
Title:	Authorized Signatory